Filed by Ready Capital Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Ready Capital Corporation

Commission File No.: 001-35808

United Development Funding IV Encourages Shareholders to Vote FOR Trustees Who are Taking Action to Maximize Value for UDF IV Shareholders

UDF IV Board is Committed to Completing

Value-Creating Transaction with Ready Capital

Election of NexPoint’s Trustee Candidates Could Pose Significant Risk to Shareholders’ Investment

IRVING, Texas – December 9, 2024 – United Development Funding IV (“UDF IV” or the “Trust”) today issued the following statement to shareholders ahead of the 2024 Annual Meeting of Shareholders (the “Annual Meeting”), scheduled to be held on December 10, 2024:

UDF IV shareholders have the opportunity to help determine the fate of their investment in the Trust ahead of the 2024 Annual Meeting. The UDF IV Board of Trustees have acted, and continue to act, to protect and promote the interests of the Trust’s shareholders. To that end, we recently announced that the Trust has entered into an agreement to be acquired by Ready Capital Corporation. This transaction will provide shareholders with liquidity and significant value in the form of cash distributions from UDF IV and ownership in a scaled, diversified and publicly traded industry leader. Your Board of Trustees unanimously believes this transaction is in the best interest of shareholders, and is committed to seeing the transaction through to completion to deliver the compelling value it is expected to create.

UDF IV shareholders may receive up to $5.89 per share as a result of the transaction with Ready Capital through a combination of pre-closing distributions of UDF IV’s balance sheet cash up to $2.44 per share; 0.416 shares issued by Ready Capital at the transaction closing per UDF IV share, with an implied value of $3.07 per share based on Ready Capital’s closing share price on November 29, 2024; and contingent value rights issued by Ready Capital at the transaction closing to receive contingent consideration over time estimated to be up to $0.38 per UDF IV share. That is more than 5x the bargain basement price of $1.10 per share that NexPoint Real Estate Opportunities, LLC, an indirect subsidiary of NexPoint Diversified Real Estate Trust (NXDT, and collectively with its affiliates, “NexPoint”) offered UDF IV shareholders in its unsuccessful attempt to take control of the Trust just a few years ago.

Do not to be deceived by NexPoint’s false and misleading statements, which have mischaracterized your Board and the Ready Capital transaction. We believe that if NexPoint gains control of the Trust’s Board, this will put the Ready Capital transaction, and therefore the value of your investment, at significant risk. NexPoint has indicated that its trustee nominees would thoroughly review the transaction if elected, which raises the possibility they would attempt to derail the transaction and deprive shareholders of the significant value and liquidity that your current Board negotiated on your behalf.

Instead, we expect that NexPoint’s nominees would seek to implement NexPoint’s self-serving agenda, which we believe is focused on taking control of the Trust’s assets for their own gain and to the detriment of all other shareholders.

Take action TODAY by voting “FOR” ONLY the four nominees proposed by the Board of Trustees on the WHITE proxy card. We appreciate your engagement and support as we continue to work to close the Ready Capital transaction so our shareholders will be able to realize the compelling benefits we believe this transaction offers.

UDF IV reminds shareholders that only the latest dated proxy counts and that a vote on the green proxy card to “WITHHOLD” on the NexPoint nominees could revoke prior votes “FOR” the UDF IV nominees on the WHITE proxy card. Please discard any green proxy card sent to you by NexPoint and vote every UDF IV WHITE proxy card you receive as you may hold your shares in multiple accounts. If you are unsure of whether your “WITHHOLD” vote was done before or after voting “FOR” the UDF IV nominees on the WHITE proxy card, you can re-vote your shares using the control number provided to you with the proxy. You can find your voting instructions and control number on any WHITE proxy card or in any email previously sent to you. Again, please ensure that you only vote the WHITE proxy card or email linking to the WHITE proxy. Additional information regarding the Annual Meeting, including voting instructions, can be found at UDFforshareholders.com.

UDF IV shareholders with questions or who require assistance with respect to voting their shares are encouraged to contact UDF IV’s proxy solicitor:

INNISFREE M&A INCORPORATED

Shareholders may call:

1 (877) 750-9496 (toll-free from the U.S. and Canada) +1 (412) 232-3651 (from other countries)

ADDITIONAL INFORMATION ABOUT THE TRANSACTION WITH READY CAPITAL

The Ready Capital transaction is expected to close in the first half of 2025, subject to the approval of UDF IV shareholders and other customary closing conditions. UDF IV expects to call a special meeting of its shareholders to approve the proposed transaction and to distribute a proxy statement and other documents to its shareholders in connection with the special meeting. Ready Capital expects to file with the SEC a registration statement on Form S-4, containing a prospectus and the UDF IV proxy statement, and other documents with respect to the proposed transaction. The Ready Capital prospectus and the UDF IV proxy statement will contain important information about the proposed transaction and related matters. WE URGE YOU TO READ CAREFULLY THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE UDF IV PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO EACH OF THEM) AND OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED TRANSACTION. You may obtain free copies of the registration statement, the prospectus and other relevant documents filed by Ready Capital with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital's website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement and other relevant documents made available by UDF IV free of charge on www.udfonline.com.

About United Development Funding IV

United Development Funding IV is a Maryland real estate investment trust. UDF IV was formed primarily to generate current interest income by investing in secured loans and producing profits from investments in residential real estate. Additional information about UDF IV can be found on its website at www.udfiv.com. UDF IV may disseminate important information regarding its operations, including financial information, through social media platforms such as Twitter, Facebook and LinkedIn.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements relating to, among other things, the timing of the closing of the Ready Capital transaction, the estimated amount of the special dividend to be paid to UDF IV’s shareholders, the estimated contingent consideration expected to be paid and the potential future of UDF IV under NexPoint’s control. These forward-looking statements are based on management’s current expectations and are not guarantees of future performance or future events. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers should be aware that there are various factors, many of which are beyond UDF IV’s control, which could cause actual results to differ materially from any forward-looking statements made in this release including, among others, the results of the trustee elections at the Annual Meeting, the risk that the Ready Capital transaction will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the inability to obtain UDF IV shareholder approval of the transaction or the failure to satisfy the other conditions to completion of the transaction; risks that will affect the amount of the special dividend to UDF IV shareholders, including, among others, developments in litigation involving UDF IV; risks that will affect the amount of contingent consideration, if any, including, among others, the performance of specified UDF IV loans and developments in litigation involving UDF IV; risks related to disruption of management attention from the ongoing business operations due to the proposed transaction; the effect of the announcement of the proposed transaction on the operating results and businesses generally of Ready Capital and UDF IV; the outcome of any legal proceedings relating to the transaction; and the ability to retain key personnel. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. UDF IV undertakes no obligation to update its forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Investor Relations

1-800-859-9338

investorrelations@umth.com

Media Contact:

Mahmoud Siddig / Lucas Pers / Dylan O’Keefe

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8668